Blanket Mine Awarded Exporter of the Year

Toronto, Ontario – November 9, 2009: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce that its 100% subsidiary, Blanket Gold Mine in Zimbabwe has been recognised with the “Exporter of the Year – Mining – Matabeleland Region” Award by the Zimbabwe National Chamber of Commerce based on figures supplied by the Reserve Bank of Zimbabwe.

This award is testament to the hard work of the entire team at Blanket Mine and Caledonia Mining, and vindicates the planning and implementation of the strategy whereby Blanket was rapidly able to restart and ramp-up production.  This award re-confirms Blanket’s status as a significant participant in the Zimbabwean mining industry.

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation Tel: +27 11 447 2499	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881

Email: marklearmonth@caledoniamining.com